PRICING SUPPLEMENT DATED AUGUST 3, 2005                           Rule 424(b)(3)
---------------------------------------
(To Prospectus Supplement and Prospectus dated February 25, 2005)
Pricing Supplement Number: 2462


                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series C
                 Fixed-Floating Rate Notes due August 15, 2012
                                 (the "Notes")
                                 ------------

     The Notes are part of a series of senior debt securities entitled "Medium-Term Notes, Series C" as more fully described in the accompanying Prospectus (which term includes the accompanying Prospectus Supplement). Information included in this Pricing Supplement supercedes information in the Prospectus to the extent it is different from the information included in the Prospectus.

     References in this Pricing Supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc., and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     Investing in the Notes involves risks that are described in the "Risk Factors" section of this Pricing Supplement and the accompanying Prospectus Supplement.

Aggregate Principal Amount.........    $5,275,000

Stated Maturity Date...............    August 15, 2012

Issue Price........................    100% of the principal amount

Original Issue Date................    August 15, 2005

Interest Calculation Type..........    Fixed Rate/Floating Rate Note.

                                       The Notes are a "Fixed Rate/Floating
                                       Rate Note", which means the Notes will
                                       initially bear interest at the Initial
                                       Interest Rate (as defined below)
                                       commencing on, and including, the
                                       Original Issue Date to, but excluding,
                                       the first Interest Reset Date (as
                                       defined below). Commencing on, and
                                       including, the first Interest Reset
                                       Date, the Notes will bear interest at
                                       the Floating Interest Rate Basis
                                       described below.

Day Count Convention...............    Interest will be calculated by
                                       multiplying the principal amount of the
                                       Notes by an interest factor. The
                                       interest factor during the period when
                                       the Notes bear interest at the Initial
                                       Interest Rate will be computed on the
                                       basis of a 360-day year of twelve
                                       30-day months. The interest factor
                                       during the period when the Notes bear
                                       interest at the rate determined by
                                       reference to the Floating Interest Rate
                                       Basis will be computed by dividing the
                                       interest rate applicable to each day by
                                       the actual number of days in the year.

Floating Interest Rate Basis.......    (1.4 x PPC) - 3-month LIBOR,

                                       provided, however, that the Floating
                                       Interest Rate Basis will not be less
                                       than 0.00% nor greater than 20.00%,

                                       where:

                                       "PPC" means the rate per annum at which
                                       interest accrued on the Notes during
                                       the immediately prior Interest Accrual
                                       Period.

                                       "Interest Accrual Period" means the
                                       period beginning on and including each
                                       Interest Payment Date or, in the case
                                       of the initial interest payment, the
                                       Original Issue Date, to but excluding
                                       the following Interest Payment Date.

                                       "3-month LIBOR" for any Interest
                                       Accrual Period shall mean the rate
                                       which is quoted as of 11 A.M. on the
                                       second London Banking Day before the
                                       first day of such Interest Accrual
                                       Period on page "3750" on the Moneyline
                                       Telerate (or such other page or service
                                       as may replace it for the purpose of
                                       displaying London interbank offered
                                       rates of leading reference banks) as
                                       being the interest rate offered in the
                                       London interbank market for 3-month
                                       deposits in United States dollars
                                       commencing on the Interest Payment
                                       Date, but:

                                       (i)      if such offered rate does not
                                       so appear, or if the relevant page is
                                       unavailable, the rate shall be the
                                       arithmetic mean of at least two offered
                                       rates obtained by the Calculation Agent
                                       (as defined below) after requesting the
                                       principal London offices of each of
                                       four major reference banks in the
                                       London interbank market to provide the
                                       Calculation Agent with its offered
                                       quotation for 3-month deposits in
                                       United States dollars commencing on the
                                       Interest Reset Date, to prime banks on
                                       the London interbank market at
                                       approximately 11 A.M., London time, on
                                       the second London Banking Day before
                                       the first day of such Interest Accrual
                                       Period, or

                                       (ii)     if fewer than two offered
                                       quotations referred to in (i) above,
                                       the rate shall be the arithmetic mean
                                       of the rates quoted by three major
                                       banks selected by the Calculation Agent
                                       in New York for 3-month loans of United
                                       States dollars to leading European
                                       banks at approximately 11 A.M., London
                                       time, on the second London Business Day
                                       before the first day of such Interest
                                       Accrual Period, or

                                       (iii)    if the banks are not quoting
                                       as mentioned in (ii) above, the rate
                                       for 3-month LIBOR in effect for the
                                       immediate preceding Interest Accrual
                                       Period.

                                       "London Banking Day" means any day on
                                       which commercial banks are open for
                                       business in London.

Spread Multiplier..................    Not Applicable.

Initial Interest Rate..............    10.00% per annum.

Maximum Interest Rate..............    For any interest period, 20.00% per
                                       annum.

Minimum Interest Rate..............    For any interest period, 0.00% per annum.

Interest Payment Dates.............    Quarterly, on February 15, May 15,
                                       August 15 and November 15 of each year,
                                       commencing November 15, 2005 to, and
                                       including, the Stated Maturity Date. If
                                       any Interest Payment Date falls on a
                                       day that is not a Business Day, payment
                                       will be made on the immediately
                                       succeeding Business Day and no interest
                                       will accrue as a result of the delayed
                                       payment.

                                       "Business Day" means any day, other
                                       than a Saturday or Sunday, that is
                                       neither a legal holiday nor a day on
                                       which commercial banks are authorized
                                       or required by law, regulation or
                                       executive order to close in The City of
                                       New York.

Interest Reset Dates...............    Quarterly, on February 15, May 15,
                                       August 15 and November 15 of each year,
                                       commencing August 15, 2006. If any
                                       Interest Reset Date is not a Business
                                       Day, the applicable Interest Reset Date
                                       will be postponed to the next
                                       succeeding Business Day.

Holder's Optional Redemption.......    None.

ML&Co.'s Optional Redemption.......    We may call the Notes, in whole, or in
                                       part, for an amount equal to the Call
                                       Price (as defined below) on any
                                       Interest Payment Date, commencing
                                       November 15, 2005 (the day on which the
                                       call occurs, if any, being the "Call
                                       Date").

                                       The "Call Price" will equal $10,000 for
                                       each $10,000 principal amount of Notes
                                       plus any accrued and unpaid interest to
                                       but excluding the Call Date.

                                       We may elect to call the Notes by
                                       giving notice to the Trustee at least
                                       30 calendar days prior to the Call
                                       Date. The notice to the Trustee will
                                       specify the Call Date. The Trustee will
                                       provide notice of the call election to
                                       the registered holders of the Notes,
                                       specifying the Call Date. While the
                                       Notes are held at the depositary, the
                                       registered holder will be the
                                       depositary, and the depositary will
                                       receive the notice of the call. So long
                                       as the depositary is the registered
                                       holder of the Notes, notice of our
                                       election to exercise the call option
                                       will be forwarded as more fully
                                       described in the accompanying
                                       Prospectus under "Description of Debt
                                       Securities--Depositary".

CUSIP Number.......................    59018YVW8

Form of Notes......................    Book-entry

Denominations......................    We will issue and sell the Notes in
                                       denominations of $10,000 and integral
                                       multiples of $10,000 in excess thereof.

Trustee............................    JPMorgan Chase Bank, N.A.

Calculation Agent..................    Merrill Lynch Capital Markets Bank
                                       Limited

                                       All determinations made by the
                                       Calculation Agent, absent manifest
                                       error, will be conclusive for all
                                       purposes and binding on ML&Co. and
                                       beneficial owners of the Notes.

                                       All percentages resulting from any
                                       calculation on the Notes will be
                                       rounded to the nearest one
                                       hundred-thousandth of a percentage
                                       point, with five one-millionths of a
                                       percentage point rounded upwards, e.g.,
                                       9.876545% (or .09876545) would be
                                       rounded to 9.87655% (or .0987655). All
                                       dollar amounts used in or resulting
                                       from this calculation will be rounded
                                       to the nearest cent with one-half cent
                                       being rounded upwards.

Proceeds to ML&Co..................    100.00%

Purchasing Agent...................    MLPF&S

Purchasing Agent's Discount........    0.00%

                                 RISK FACTORS

     Your investment in the Notes involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks, as well as the risk described in the accompanying prospectus supplement, before deciding whether an investment in the Notes is suitable for you.

The Notes are subject to call before the maturity date

     We may elect to call the Notes in whole, or in part, for an amount equal to the Call Price, on any Interest Payment Date, commencing November 15, 2005 (the day on which the call occurs, if any, being the "Call Date") by giving notice to the Trustee of the Notes at least 30 Business Days prior to the Call Date. In the event that we elect to call the Notes, you will receive the principal amount of your Notes and will no longer have the benefit of further interest payments on the Notes.

Your yield may be lower than the yield on a standard debt security of comparable maturity

     The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

                     UNITED STATES FEDERAL INCOME TAXATION

     The following discussion supplements and, to the extent that it is inconsistent with, replaces the discussion contained in the accompanying Prospectus Supplement in the section entitled "United States Federal Income Taxation".

Classification of the Notes

     We have received an opinion from our counsel, Sidley Austin Brown & Wood LLP, that the Notes will be treated as indebtedness for United States federal income tax purposes and that the Notes will be subject to the special regulations issued by the U.S. Treasury Department governing contingent payment debt instruments (the "CPDI Regulations").

Accrual of Interest on the Notes

     Pursuant to the CPDI Regulations, U.S. Holders of the Notes will be required to accrue interest income on the Notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting.

     The CPDI Regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period occurring prior to and including the Stated Maturity Date of the Notes that equals:

     (1) the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;
     (2)  divided by the number of days in the accrual period; and
     (3) multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

     A Note's issue price is the first price to the public at which a substantial amount of the Notes are sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a
Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, previously scheduled to have been made with respect to the Notes.

     The CPDI Regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the Notes. This schedule must produce the comparable yield. Solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payments for the Notes consist of (i) quarterly fixed payments of interest calculated by reference to the Initial Interest Rate on each Interest Payment Date up to and including August 15, 2006, (ii) estimates of the quarterly floating payments of interest calculated by reference to the Floating Interest Rate Basis on each Interest Payment Date occurring on or after November 15, 2006, and (iii) a payment on the Stated Maturity Date of the principal amount thereof. In addition, ML&Co. has determined that the comparable yield for the Notes is 4.33%, compounded quarterly. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary's Office, 222 Broadway, 17th Floor, New York, New York 10038 or to corporatesecretary@exchange.ml.com.

     For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless a U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the "IRS"). A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

     The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder's interest accruals and adjustments thereof in respect of the Notes for United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the Notes.

     Amounts treated as interest under the CPDI Regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the Notes

     If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI Regulations equal to the amount of that excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income for the taxable year.

     If a U.S. Holder receives in a taxable year actual payments with respect to the Notes for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI Regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the Notes during prior taxable years, reduced to the extent that interest was offset by prior net negative adjustments.

Sale, Exchange or Redemption of the Notes

     Generally, the sale, exchange or redemption of a Note will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange or redemption will be equal to the difference between (a) the amount realized by the U.S. Holder on that sale, exchange or redemption and
(b) the U.S. Holder's adjusted tax basis in the Notes. A U.S. Holder's adjusted tax basis in a Note on any date will generally be equal to the U.S. Holder's original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments (as defined above) previously made to the U.S. Holder through that date. Gain recognized upon a sale, exchange or redemption of a Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note is held for more than one year as of the date of the disposition). The deductibility of net capital losses by individuals and corporations is subject to limitations.

     Prospective investors should also consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the Notes contained in the section entitled "United States Federal Income Taxation" in the accompanying Prospectus Supplement.